June 4, 2012

VIA EDGAR

Terence O’Brien
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Bassett Furniture Industries, Inc. Form 10-K for Fiscal Year Ended November 26, 2011 File No. 0-0209

Dear Mr. O’Brien:

We have received your letter dated May 23, 2012 providing comments on our Form 10-K for the year ended November 26, 2011 and our Form 10-Q for the quarter ended February 25, 2012.  We appreciate your comments and accept them as an opportunity to further enhance our disclosures and improve the information we provide to the readers of our financial statements.

In connection with responding to your comments, we hereby acknowledge the following:

●	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Each of your comments has been repeated below (in bold type) with our response directly after it.

FORM 10-K FOR THE FISCAL YEAR ENDED NOVEMBER 26, 2011

Critical Accounting Policies and Estimates, page 27

1.
We have read your response to comment 11 in our letter dated March 22, 2012.  Please revise future filings to provide appropriate clarifying information regarding the process of evaluating long-lived assets for impairment including details relating to specific properties where material, and particularly to include the language under the “Other” heading.

Response:  We will revise future filings to provide appropriate clarifying information regarding the process of evaluating long-lived assets for impairment including details relating to specific properties where material.  We will specifically expand our disclosure to describe our consideration of such qualitative factors as our experience in leasing and/or selling real estate properties as well as specific site and local market characteristics in analyzing for potential impairment.  In addition, we will disclose that we generally write-off all tenant improvements which are only suitable for use in Bassett Home Furnishings Stores upon the closure of such a store.

FORM 10-Q FOR THE FISCAL QUARTER ENDED FEBRUARY 25, 2012

Segment Information, page 26

2.
You state on page 28 that you recorded $32 of bad debt and notes receivable valuation charges for the first quarter of 2012 as compared with $6,826 for the first quarter of 2011, which “reflects the improved credit positions with our current fleet of licensees.”  Please tell us what portion of the $6,826 in prior period bad debt expense related to the same licensees who benefited from the $6,447 cancellation of debt in 2011.  Please clarify whether any of the improvement in bad debt write-offs was attributable to the elimination of these receivables.  In future filings, if applicable, address the notion that a portion of the improved credit positions with your current fleet of licensees was due to the direct cancellation of their debt.  If not, given the amounts you have recorded as bad debt and notes receivable valuation charges for each of the six quarters ending May 28, 2011, please address the apparent anomaly in the amount recorded as of February 25, 2012 compared to the year-ago period. In either case, revise future filings accordingly.

Response:  Of the $6.8 million of bad debt and notes receivable valuation charges recorded in the first quarter of 2011, only $50 thousand of that amount related to the dealers that benefitted from the debt cancellation as we still considered those debts to be collectible over time.  The majority of the bad debt and notes receivable valuation charges related to licensee stores that were subsequently either closed or taken over, or have been identified for closure or take over.

Over the six quarters ended with the second quarter of 2011, we recorded $19.6 million of bad debt and notes receivable valuation charges.  Again, the vast majority of these charges related to licensee stores that have subsequently been closed or taken over, or have been identified for closure or take over.  During that time period, we terminated operating licenses covering 29 stores as these licensees were struggling to meet their obligations to us.  Of these 29 stores, 9 were closed and 20 were acquired to be operated as Company-owned stores. Although future store closures and acquisitions are possible, we expect the pace to be significantly less than during that time period.  In addition, we believe the remaining fleet of licensees is more financially sound than those we terminated during that time period.  Consequently, we will clarify in future filings that the current pace of bad debt and notes receivable valuation charges is more indicative of the expected trend of future charges.

Please contact me directly at (276) 629-6614, by e-mail at mdaniel@bassettfurniture.com or via fax at (276) 627-8805 for any additional comments, clarifications or questions you may have.

Sincerely, /s/ J. Michael Daniel J. Michael Daniel Vice President and Chief Accounting Officer